UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

1003 - 1177 West Hastings Street
Vancouver, B.C. Canada V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This report on Form 6-K and attached exhibits are incorporated by reference into Registration Statement No. 333-161564 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Registered Offering

               On November 17, 2009, PolyMet Mining Corp. (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with one investor, Glencore AG (the “Investor”), relating to the issuance and sale of 3,773,585 common shares (the “Shares”) of the Company. The Investor has agreed to purchase the Shares at a price of $2.65 per Share, resulting in gross proceeds to the Company of $10,000,000.25. The net proceeds to the Company from the sale of the Shares, after deducting the estimated offering expenses payable by the Company, are expected to be approximately $9,850,000. In addition, the Investor has agreed to purchase an additional 5,660,377 common shares of the Company at a price of $2.65 per share, the closing of which will occur on or before January 29, 2010. The Investor will execute a separate subscription agreement with respect to the additional 5,660,377 common shares of the Company.

               A copy of the Subscription Agreement and an opinion of Farris, Vaughan, Wills & Murphy LLP are attached to this Form 6-K as Exhibits 1.1 and 5.1, respectively, and are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Subscription Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder and such descriptions are qualified in their entirety by reference to this Exhibit.

               On November 17, 2009, the Company issued a press release announcing the above-described offering of the Shares. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K, and is incorporated herein by reference.

               The Company offered and is selling the above-described Shares pursuant to a prospectus supplement dated November 17, 2009 to a prospectus dated October 6, 2009, which are part of the Company’s shelf registration statement on Form F-3 (File No.: 333-161564) previously declared effective by the Securities and Exchange Commission (the “Shelf Registration Statement”). This Form 6-K is being filed in part for the purpose of incorporating Exhibits 1.1, 5.1 and 99.1 by reference into the Shelf Registration Statement.

Amendments to Agreements with Glencore, AG

               On October 31, 2008, the Company entered into a purchase agreement (the “Purchase Agreement”) with Poly Met Mining, Inc., its wholly-owned subsidiary (the “Issuer”), and Glencore, AG (the “Purchaser”), pursuant to which, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of $25,000,000, all of which have been issued, and a fifth Debenture in the principal amount of $25,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; (2) the Company issued a warrant (the “Purchase Warrant”) to purchase an aggregate of up to 6,250,000 of its common shares at an exercise price of $5.00 per share from October 31, 2008 until the date on which its NorthMet Project has produced 20,000 metric tons of marketable concentrate, and $6.00 on and after the date on which its NorthMet Project has produced 20,000 metric tons of marketable concentrate; and (3) the Company issued a warrant, exercisable from time to time (the “Exchange Warrant”), to purchase its common shares in an amount equal to the principal amount of the Debentures divided by $4.00. Each of the Purchase Warrant and the Exchange Warrant expire on September 30, 2011 (the “Expiration Date”). The Company may repay the Debentures prior to their maturity date in the event the 20 day volume weighted average price of its common shares is equal to or greater than $4.50 per share.

               On October 20, 2009, the Company and the Purchaser amended (the “First Amendment”), subject to Canadian regulatory approval which we received on November 16, 2009, the terms of each of the Purchase Agreement, the Purchase Warrant and the Debentures. Pursuant to the First Amendment, the Company extended the dates by which it is required to obtain third party consents to grant a first ranking mortgage of leasehold interest to Glencore in certain lands with respect to its NorthMet Project and Erie Plant to December 31, 2009. Under the First Amendment (1) the exercise price of the Purchase Warrant is equal to $3.00 per share and (2) the Company may accelerate the Expiration Date to a date that is not less than 21 business days after the date on which the Company provides written notice to the Purchaser of such acceleration if the 20 day volume weighted average price of its common shares is equal to or greater than 150% of the then exercise price of the such warrant and the notice of publication of the final Environmental Impact Statement has been posted in the Minnesota Department of Natural Resources’ Environmental Quality Board Monitor. Pursuant to the First Amendment, the Company may repay the Debentures prior to their maturity date if the 20 day volume weighted average price of its common shares is equal to or greater than 200% of the then conversion price of the such Debentures.

               On November 16, 2009 the Company and the Purchaser amended (the “Second Amendment”) the terms of the Exchange Warrant. Pursuant to the Second Amendment, the Exchange Warrant is exercisable from time to time to purchase the Company’s common shares in an amount equal to (1) the principal amount of the first four Debentures divided by $4.00 and (2) the principal amount of the fifth Debenture divided by $2.65.

               A copy of the First Amendment and the Second Amendment are attached to this Form 6-K as Exhibits 1.2 and 1.3, respectively, and are incorporated herein by reference. The foregoing is only a brief description of the material terms of the First Amendment and the Second Amendment, does not purport to be a complete description of the rights and obligations of the parties thereunder and such descriptions are qualified in their entirety by reference to these Exhibits.

               On November 17, 2009, the Company issued a press release announcing the above-described First Amendment and Second Amendment. A copy of the press release is filed as Exhibit 99.2 to this Form 6-K, and is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

1.1	Subscription Agreement, dated November 17, 2009 between the Company and the investor signatory thereto.

1.2	Amendment Letter, dated October 20, 2009 between the Company and Glencore, AG.

1.3	Amendment Letter, dated November 16, 2009 between the Company and Glencore, AG.

5.1	Opinion Letter from Farris, Vaughan, Wills & Murphy LLP, dated November 23, 2009

99.1	News Release November 17, 2009.

99.2	News Release November 17, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: November 23, 2009	By:	/s/ Douglas Newby
Douglas Newby

	Title:	Chief Financial Officer